Qifu Technology, Inc. 奇富科技股份有限公司

(Incorporated under the laws of the Cayman Islands)

Number

Shares

Share Capital is **US$50,000** divided into
5,000,000,000 Class A Ordinary Shares of a par value of **US$0.00001** each,

THIS IS TO CERTIFY THAT

is the registered holder of

Class A Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof .

EXECUTED for and on behalf of the Company on by:

DIRECTOR --

LITHO. IN U.S.A.